Exhibit 99.1

Press Release

AC Immune Appoints Experienced Biotech and Investment

Executive Dr. Alan Colowick to Board of Directors

Dr. Colowick has more than 20 years of experience in large and emerging biotech companies

Led investments for several clinical-stage companies as a Partner at Sofinnova Investments

Lausanne, Switzerland, March 31, 2021 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision medicine for neurodegenerative diseases, today announced that Alan Colowick, MD, MPH, a deeply experienced biotech and investment executive, was elected to the Company’s Board of Directors at an extraordinary shareholders’ meeting today.

Dr Colowick has more than 20 years of industry experience in both large and emerging biotech companies, serving in a broad array of board, senior executive, clinical, regulatory, and commercial positions. He has a deep understanding of value creation and growth strategies, serving as a Partner at Sofinnova Investments, where he led investments for several clinical-stage companies.

Douglas Williams, Ph.D., Chairman of AC Immune SA, commented: “The wealth of experience and credibility Dr. Colowick brings to AC Immune’s Board will be invaluable as we continue to execute on our corporate strategy and reinforce our scientific leadership in the field of neurodegenerative diseases. His extensive expertise in biotech from both industry and investment standpoints – including from Celgene, Amgen and Sofinnova – will bring an important perspective to our pipeline and corporate development. We are thrilled to welcome him as our newest Director.”

Dr. Colowick commented: “I am delighted to be elected to the Board of Directors at what is a particularly exciting moment for AC Immune. By pioneering a personalized medicine approach that properly recognizes the complexity of neurodegenerative disease, the Company has positioned itself at the forefront of the field, poised for sustained growth. I look forward to working with my new colleagues as we continue to advance one of the industry’s broadest and most diversified pipelines in neurodegeneration.”

Prior to his time at Sofinnova, Dr. Colowick was Executive Vice President and served in various leadership roles at Celgene Corporation, including as President for Celgene's Europe, Mid-East, and Africa regions and as Senior Vice President of Global Medical Affairs. Before joining Celgene, he was the Chief Executive Officer at Gloucester Pharmaceuticals, Inc. where he led a private round of financing prior to the company’s acquisition by Celgene in 2010. Dr. Colowick has also served as the President of Oncology at Geron Corporation, as Chief Medical Officer of Threshold Pharmaceuticals, and in numerous positions of increasing responsibility at Amgen culminating with his role as VP, Medical Affairs Europe.

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Dr. Colowick also has extensive Board experience that includes current roles on the Board of Directors for Personalis, Inc., XyloCor Therapeutics, and InCarda Therapeutics, and prior roles as Chairman of the Board including VelosBio (sold to Merck in 2020 for $2.75 billion) and Principia

Biopharma (sold to Sanofi in 2020 for $3.7 billion). He received his medical degree from Stanford University, a Master’s in Public Health from Harvard University, and a B.S. in Molecular Biology from the University of Colorado. Additionally, Dr. Colowick has completed specialty training in Hematology-Oncology at Harvard Medical School, the Dana Farber Cancer Institute, and Brigham and Women’s Hospital in Boston, USA.

Prior to the meeting, the Board withdrew agenda item 2.

About AC Immune SA

AC Immune SA is clinical-stage biopharmaceutical company that aims to become a global leader in precision medicine for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigenTM and MorphomerTM, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features nine therapeutic and three diagnostic candidates, six of which are currently in clinical trials. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies including Genentech, a member of the Roche Group, Eli Lilly and Company and Janssen Pharmaceuticals, resulting in substantial non-dilutive funding to advance its proprietary programs and >$3 billion in potential milestone payments.

Head of Investor Relations Joshua Drumm, Ph.D. AC Immune Phone: +1 917 809 0814 Email: joshua.drumm@acimmune.com	US Media Katie Gallagher LaVoie Health Science Phone: +1 617 792 3937 Email: kgallagher@lavoiehealthscience.com

European Investors & Media Chris Maggos LifeSci Advisors Phone: +41 79 367 6254 Email: chris@lifesciadvisors.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. These include: the impact of Covid-19 on our business, suppliers, patients and employees and any other impact of Covid-19. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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